Exhibit 14.1

COCRYSTAL PHARMA, INC.

Business Conduct & Ethics

Introduction

The reputation of Cocrystal Pharma, Inc. (the “Company”) is built upon basic principles of ethical behavior, individual integrity and personal commitment.  This reputation can be retained only if all the Company’s employees establish and adhere to the highest moral and ethical standards in the conduct of the Company’s business.

This Code of Ethics (the “Code”) governs the work behavior and business relationships of the Company’s directors, officers and employees with customers, competitors, governmental officials, the media, vendors, communities, the general public and each other.  The purpose of this Code is to advise you of the Company’s policies regarding ethics and standards of business conduct and to otherwise assist directors, officers and employees in making decisions on behalf of the Company and in avoiding conflicts of interest.

Unless otherwise indicated, any questions regarding this Code should be directed to your direct manager, an officer of the Company or the General Counsel.  Employees are encouraged to discuss with the CEO or any officer of the Company any concerns they may have related to the interpretation and application of this Code.

All the Company’s directors, officers and employees are covered by the Code.

Employee Conduct Policies

Standards of Conduct

To ensure orderly operations and provide the best possible work environment, Cocrystal expects employees to follow rules of conduct that will protect the interests and safety of employees and the organization.  Whether you are on or off duty, your conduct reflects on Cocrystal. You are, consequently, encouraged to observe the highest standards of professionalism at all times.

It is not possible to list all the forms of behavior that are considered unacceptable in the workplace. The following are examples of infractions of rules of conduct that may result in disciplinary action, up to and including termination of employment, without prior warning or progressive discipline, at the sole discretion of the Company.

Theft or inappropriate removal or possession of property
Falsification of Company records; including but not limited to employment and attendance records
Possession, distribution, sale, transfer, or use of illegal drugs in the workplace, while on duty, or while operating Company-owned or provided vehicles or equipment
Fighting or threatening violence in the workplace
Negligence or improper conduct leading to damage of Company-owned or customer-owned property
Insubordination or other disrespectful conduct
Violation of safety or health rules
Violation of solicitation/distribution policy
Sexual or other forms of unlawful or unwelcome harassment
Possession of dangerous or unauthorized materials, such as explosives or firearms, in the workplace
Excessive absenteeism
Unauthorized disclosure of “business secrets" or confidential information
Violation of personnel policies
Unsatisfactory performance or conduct

Employment with Cocrystal is “at-will”, at the mutual consent of Cocrystal and the employee, and either party may terminate that relationship at any time, with or without cause, and with or without advance notice.

Drug and Alcohol Use

It is Cocrystal’s desire to provide a drug-free, healthful, and safe workplace. To promote this goal, you are required to report to work in appropriate mental and physical condition to perform your job in a satisfactory manner. While conducting business-related activities, you may not use, possess, distribute, sell, or be under the influence of illegal drugs or alcohol.

Sexual and Other Unlawful Harassment

Cocrystal has adopted a policy of “zero tolerance” with respect to unlawful employee harassment.  Cocrystal is committed to providing a work environment that is pleasant, professional and free from all forms of discrimination and conduct that can be considered harassing, coercive, or disruptive, including sexual harassment. Actions, words, jokes, or comments based on an individual's sex, race, color, national origin, age, religion, disability, sexual orientation, or any other legally protected characteristic will not be tolerated.

Sexual harassment is defined as unwanted sexual advances, or visual, verbal, or physical conduct of a sexual nature. This definition includes many forms of offensive behavior and includes gender-based harassment of a person of the same sex as the harasser.  While it is not easy to define harassment, the following conduct are some examples that may constitute sexual harassment:

Unwanted sexual advances.
Offering employment benefits in exchange for sexual favors.
Making or threatening reprisals after a negative response to sexual advances.
Visual conduct that includes leering, making sexual gestures, or displaying of sexually suggestive objects or pictures, cartoons or posters.
Verbal conduct that includes making or using derogatory comments, epithets, slurs, or jokes.
Verbal sexual advances or propositions.

Verbal abuse of a sexual nature, graphic verbal commentaries about an individual's body, sexually degrading words used to describe an individual, or suggestive or obscene letters, notes, or invitations.

Physical conduct that includes touching, assaulting, or impeding or blocking movements.

Unwelcome sexual advances (either verbal or physical), requests for sexual favors, and other verbal or physical conduct of a sexual nature may constitute sexual harassment when: (1) submission to such conduct is made either explicitly or implicitly a term or condition of employment; (2) submission or rejection of the conduct is used as a basis for making employment decisions; or, (3) the conduct has the purpose or effect of interfering with work performance or creating an intimidating, hostile, or offensive work environment.

If you experience or witness sexual or other unlawful harassment in the workplace, report it immediately to your manager. If you receive an unsatisfactory response from your manager or the manager is unavailable or you believe it would be inappropriate to contact that person, you should immediately contact the General Counsel.

Allegations of harassment will be thoroughly and discreetly investigated. When the investigation is completed, you will be informed of the outcome of the investigation.

Any manager who becomes aware of possible sexual or other unlawful harassment must immediately advise the General Counsel so it can be investigated in a timely and confidential manner. Anyone engaging in sexual or other unlawful harassment will be subject to disciplinary action, up to and including, termination of employment.

The Company absolutely prohibits any form of retaliation against any employee for filing a bona fide complaint or assisting in a complaint investigation.

Attendance and Punctuality

To maintain a productive and fair work environment, Cocrystal expects you to be reliable and to be punctual in reporting for scheduled work. Absenteeism and tardiness place a burden on other employees and on Cocrystal, and regular attendance is an essential function of all jobs at Cocrystal. In the rare instances when you cannot avoid being late to work or are unable to work as scheduled, you should notify your manager directly within two hours, or as soon as possible, of your anticipated tardiness or absence.  If you are unable to call in because of illness or emergency, have someone call for you.

Absence from work for two consecutive days without notifying your manager will be considered a voluntary resignation.  If you are absent for three or more successive days due to illness, you may be requested to provide written documentation from your physician stating the reasons for the absence and that you are able to return to work. At any time, your manager can request that you provide a physician’s note on your inability to work and/or ability to return to work.

Cocrystal would like you to be ready for work at the beginning of your assigned daily work hours and to reasonably complete your assignments by the end of the workday. Poor attendance and excessive tardiness are disruptive.  Either may lead to disciplinary action, up to and including, termination of employment.

Resignation

Resignation is a voluntary act initiated by the employee to terminate employment with Cocrystal. Although advance notice is not required, Cocrystal requests the courtesy of at least two weeks written resignation notice from employees.

Prior to an employee's departure, an exit interview may be scheduled to discuss the reasons for resignation and the effect of the resignation on benefits.

Progressive Discipline

The best disciplinary measure is the one that does not have to be enforced and comes from good leadership and fair supervision at all employment levels.  Cocrystal’s own best interest lies in ensuring fair treatment of employees and in making certain that disciplinary actions are prompt, uniform, and impartial. The major purpose of any disciplinary action is to correct the problem, prevent recurrence, and prepare the employee for satisfactory service in the future.

Although employment with Cocrystal is based on mutual consent and both the employee and Cocrystal have the right to terminate employment at will, with or without cause or advance notice, Cocrystal may use progressive discipline at its discretion.

Disciplinary action may call for any of four steps -- verbal warning, written warning, suspension with or without pay, or termination of employment -- depending on the severity of the problem and the number of occurrences. Cocrystal recognizes that there are certain types of employee problems that are serious enough to justify either a suspension, or, in extreme situations, termination of employment, without going through the usual progressive discipline steps.

By using progressive discipline, we hope that most employee problems can be corrected at an early stage, benefiting both the employee and Cocrystal.

Problem Resolution Policy

Cocrystal is committed to providing the best possible environment for its employees. Part of this commitment is encouraging an open and frank atmosphere in which any problem, complaint, suggestion, or question receives a timely response from Cocrystal management.

If a situation occurs when you believe that a condition of employment or a decision affecting you is unjust, or otherwise improper you should follow these steps:

1.
Present the situation to your manager immediately after the incident occurs. If your manager is unavailable or you believe it would be inappropriate to contact that person, you may present the problem to Human Resources.

2.	Allow your manager to respond to the situation during discussion or after consulting with appropriate management, when necessary. Your manager will document the discussion.

3.	You present the situation to Human Resources, if you have not received a satisfactory response.

4.	Human Resources counsels and advises you and interviews your manager(s), and any other relevant witnesses.

5.	If you do not receive a satisfactory response from Human Resources, you should present the problem to the CEO in writing.

6.	The CEO reviews the problem, investigates and informs you of the decision.

Not every problem can be resolved to everyone's total satisfaction, but only through understanding and discussion of mutual problems can employees and management develop confidence in each other. This confidence is important to the operation of an efficient and harmonious work environment.

Facilities & Safety

Safety Concerns

Cocrystal is committed to the safety and health of employees, customers and visitors and recognizes the need to comply with applicable regulations governing injury and accident prevention.  Maintaining a safe work environment requires the continuous cooperation of employees.

Cocrystal will maintain safety and health practices consistent with the needs of our industry. Information regarding workplace safety and health issues is disseminated through regular internal communication channels such as department meetings, bulletin board postings, memos, or other written communications.

Each employee is expected to obey safety rules and to exercise caution in work activities. Employees must immediately report any unsafe condition to the appropriate manager. Employees who violate safety standards, who cause hazardous or dangerous situations, or who fail to report or, where appropriate, remedy such situations, may be subject to disciplinary action, up to and including termination of employment.

In the case of accidents that result in injury, regardless of how insignificant the injury may appear, employees should immediately notify the appropriate manager. If you see an employee who is sick or injured, contact your manager or Human Resources immediately so that appropriate emergency or medical personnel can be contacted. Injury reports are necessary to comply with laws and initiate insurance and workers' compensation benefits procedures.

Firearms

Cocrystal does not permit the possession of firearms in any of its facilities except when carried by authorized members of law enforcement, licensed security or a holder of a valid state or federal issued firearms carry license that has received clearance from the General Counsel.

Parking Lot

You are encouraged to use the parking areas designated for our employees.  Remember to lock your car every day. Courtesy and common sense in parking will help eliminate accidents, personal injuries and damage to vehicles. If you should damage a car while parking or leaving, immediately report the incident, along with the license number of both vehicles and any other pertinent information to your manager or Human Resources.

Cocrystal is not responsible for any loss, theft, or damage to your vehicle or its contents.

Fire Prevention

Know the location of the fire extinguisher(s) or fire suppression systems and nearest exits in your area. Notify your manager if an extinguisher or system is used or if the seal is broken.  Make sure flammable liquids or reactive chemicals are stored in appropriate and approved labeled safety areas and are not exposed to any ignition source or condition. In case of fire, dial 911 immediately and activate any fire alarm if safety permits.  In all cases exit the building immediately and alert others to do the same.

Housekeeping

You are expected to keep your work area neat and orderly. Clear or neatly organize your desktop or lab space and work surface at the end of each workday. If you spill a liquid, clean it up immediately. Do not leave tools, materials or other objects on the floor that may cause others to trip or fall. Keep aisles, stairways, exits, electrical panels, fire extinguishers, and doorways clear. Always be aware of good health and safety standards, including fire and loss prevention.  Please report anything that needs repair or replacement to your manager immediately.

Also, you are expected to clean up after yourself in the Breakroom.  Wash your mug and put it away, wipe up the counters, etc.  Be courteous in respect to the common areas.

Property & Equipment Care

It is your responsibility to understand the machines needed to perform your duties. If you find that a machine is not operating properly or in any way appears unsafe, please notify your manager or Human Resources immediately so that repairs or adjustments can be made. Under no circumstances should you operate a machine you deem unsafe, nor should you modify, adjust or defeat the safeguards provided.

 Company Policies & Practices

Insider Trading and Securities Law Policy

Federal and state securities laws prohibit the purchase or sale of a company's securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade.  Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the resulting consequences, which can be severe.  This Policy is applicable to all trading of our securities.  Both the Securities and Exchange Commission (the "SEC") and listing exchanges such as NASDAQ Stock Market  investigate and are very effective at detecting insider trading.  The SEC and U.S. Attorneys pursue insider trading violations vigorously.  Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends and trading involving only a small number of shares.

This Policy is designed to prevent insider trading or allegations of insider trading and protect our reputation for integrity and ethical conduct.  It is your obligation to understand and comply with this Policy.  Should you have any questions regarding this Policy, please contact our General Counsel.

Basic Policy/Additional Restrictions on Restricted Persons

No director, officer, employee, consultant or agent (or their family members and members of their household) of Cocrystal and its subsidiaries or affiliates may trade on the basis of material nonpublic information or engage in any other action to take advantage of, or pass on to others, that information.  To avoid even the appearance of impropriety, additional restrictions on trading our securities apply to our directors, executive officers and certain other persons identified by us from time to time and who have been notified that they have been so identified (collectively with our directors and executive officers, "Restricted Persons").  See "Regular Blackout Periods," "Special Blackout Periods" and "Pre-Clearance Provisions."  For the purposes of this Policy, the term "Restricted Persons" shall also include any person, regardless of title or job description, who works in any of the following departments:

•	Chief Executive's Office;

•	Chief Financial Officer and Controller's Office;

•	Legal Department; and

•	Investor Relations

Scope of Policy

Persons.  This Policy applies to directors, officers, employees, consultants and agents of Cocrystal and its subsidiaries and affiliates.  The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in our securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in securities).  You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.

Companies.  The prohibition on insider trading in this Policy is not limited to trading in our securities.  It includes trading in the securities of other firms, such as our customers or suppliers and those with which we may be negotiating major transactions, such as an acquisition, investment or sale.  Information that is not material to Cocrystal may nevertheless be material to one of those other firms.

Transactions.  The trading covered by this Policy includes purchases and sales of our common stock (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts), derivative securities relating to our common stock (such as options for our common stock, put and call options and convertible debentures), preferred stock, warrants and debt securities (debentures, bonds and notes).  Loans, pledges, gifts, charitable donations and other contributions of our securities are also subject to this Policy.

Definition of Material Nonpublic Information

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security.  Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

•	projections of future earnings or losses or other earnings guidance;

•	earnings that are inconsistent with the consensus expectations of the investment community or any earnings guidance released by Cocrystal;

•	a pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets;

•	a change in management;

•	major events regarding our securities, including the declaration of a stock split or the offering of additional securities;

•	financial liquidity problems;

•	actual or threatened major litigation, or a significant development with respect to such litigation; and

•	new major contracts, orders, suppliers, customers or finance sources, or the loss thereof.

This list is not exhaustive; other types of information may also be material. Both positive and negative information can be material.  Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality.

Nonpublic Information.  Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its "nonpublic" status as soon as a press release is issued disclosing the information.  In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully.  As a general rule, after nonpublic information is publicly disseminated, two full trading days must elapse before such information loses its status as nonpublic information.

Restrictions on Purchases, Sales and Tipping

Trading on Inside Information. You may not trade in our securities, directly or indirectly (through family members or other persons or entities), if you are aware of material nonpublic information relating to Cocrystal.  Similarly, you may not trade in the securities of any other company, directly or indirectly, if you are aware of material nonpublic information about that company which you obtained in the course of your relationship with Cocrystal.

Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information.  This practice, known as "tipping," also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any personal benefit from another's trading.

Short Sales. You may not engage in any short sales of our securities (sales of securities that are not then owned), including a "sale against the box" (a sale with delayed delivery).

Hedging Transactions.  Certain forms of hedging or monetization transactions relating to our securities (such as zero-cost collars and forward sale contracts) could involve the establishment of a short position in our securities and limit or eliminate your ability to profit from an increase in the value of our securities.  Therefore, you are prohibited from engaging in any hedging or monetization transactions involving our securities.

Publicly-Traded Options. You may not engage in transactions in publicly-traded or other third party options relating to our securities, such as puts, calls and other derivative securities, on an exchange, in any other organized market or otherwise.

Limit Orders.  You are prohibited from placing limit orders for our securities that remain effective after the day on which they are placed (such as "good until cancelled" orders).

Margin Accounts. You are prohibited from holding our securities in a margin account.

Regular Blackout Periods Applicable to Restricted Persons.  In addition to the general policy prohibiting trading while in possession of material nonpublic information, all Restricted Persons, and all family members of such persons and members of their household, are also prohibited from purchasing or selling our securities during the period beginning on the last day of each fiscal quarter and ending two full trading days after earnings have been publicly released with respect to such quarter or fiscal year (each, a "regular blackout period").

Special Blackout Periods.  From time to time, Cocrystal may also prohibit our Restricted Persons and potentially a larger group of employees, consultants and agents from trading our securities because of material developments known to Cocrystal and not yet disclosed to the public. (each, a "special blackout period").  The existence of a special blackout period will not be announced, other than to those who are aware of the event giving rise to the special blackout.  If, however, a person subject to a special blackout period requests permission to trade in our securities during such period, our General Counsel will inform the requesting person of the existence of a special blackout period, without disclosing the reason for the special blackout.  Any person made aware of the existence of a special blackout period shall not disclose the existence of the blackout to any other person.

No Safe Harbor.  For those persons who are subject to blackout periods, the existence of such blackouts shall not be considered a safe harbor for trading during other periods, and all of our officers, directors, other employees and agents should use good judgment at all times.  For example, occasions may arise when individuals covered by this Policy become aware prior to the blackout period that earnings for that quarter are likely to exceed, or fall below, market expectations to an extent that is material.  In such a case, the general policy against trading on inside information would still prohibit trading even though the time period is not within the blackout period or even if you are not a Restricted Person subject to the blackout periods.  If you have any questions about whether you are permitted to trade in our securities at any particular time, you should contact our General Counsel.

Pre-Clearance Provisions Applicable to Restricted Persons.  To help prevent inadvertent violations of the federal securities laws and avoid even the appearance of trading on the basis of inside information, the following pre-clearance provisions are applicable to our Restricted Persons.

All persons subject to pre-clearance, together with their family members and other members of their household, shall not engage in any transaction involving our securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge, contribution to a trust, 401(k) transfer or any other transfer) without first obtaining pre-clearance of the transaction from our General Counsel.  A request for pre-clearance should be submitted to our General Counsel at least two business days in advance of the proposed transaction.  Our General Counsel is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade.  Our General Counsel may not trade in our securities unless our Chief Executive Officer has approved the trade in accordance with the procedures set forth in this paragraph.

Exceptions for Approved 10b5-1 Plans.  Trades in our securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or the restrictions relating to pre-clearance procedures and blackout periods.  Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements.  In general, a 10b5-1 plan must be entered into before you are aware of material nonpublic information.  Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.  The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.  We require that all 10b5-1 plans be approved in writing in advance by our General Counsel.  A 10b5-1 plan may not be adopted during a blackout period.

Post-Termination Transactions.  If you are aware of material nonpublic information when you terminate employment or services, you may not trade in our securities until that information has become public or is no longer material.  In addition, if you are subject to a blackout period at the time of your termination of employment or services, the restrictions on trading in our securities will not cease to apply until the expiration of such blackout period.

Unauthorized Disclosure.  Maintaining the confidentiality of our information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about Cocrystal or its business plans in connection with your employment as confidential and proprietary to us.  Inadvertent disclosure of confidential or inside information may expose us and you to significant risk of investigation and litigation.

The timing and nature of our disclosure of material information to outsiders is subject to legal rules, including the SEC's Regulation FD, the breach of which could result in substantial liability to you, us and our management.  Accordingly, it is important that responses to inquiries about us by the press, financial analysts, investors or others in the financial community be made on our behalf only through authorized individuals.

Please consult our Disclosure Policy for more details regarding our policy on speaking to the media, financial analysts, investors and others in the financial community.  You are required to comply with the requirements of our Disclosure Policy in addition to the requirements of this Policy.

Personal Responsibility.  You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you.  If you violate this Policy, Cocrystal may take disciplinary action, including dismissal for cause.

Additional Information for Directors and Section 16 Officers.  Directors, executive officers and certain other persons identified by us from time to time must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended.  The practical effect of these provisions is that directors, executive officers and such other persons who purchase and sell our securities within a six-month period must disgorge all profits to Cocrystal whether or not they had knowledge of any material nonpublic information.  Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under our option plans, nor the exercise of that option is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16.  We have provided, or will provide, a separate memorandum and other appropriate materials to our directors, executive officers and those identified employees regarding compliance with Section 16 and its related rules.

Penalties for Noncompliance

Civil and Criminal Penalties.  Potential penalties for insider trading violations include imprisonment for up to 20 years, criminal fines of up to $5 million and civil fines of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided.

Controlling Person Liability.  If we fail to take appropriate steps to prevent illegal insider trading, we may have "controlling person" liability for a trading violation and be subject to civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided as well as a criminal penalty of up to $25 million.  The civil penalties can extend personal liability to our directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Cocrystal Sanctions.  Failure to comply with this Policy may also subject you to sanctions imposed by Cocrystal, including dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law.

Assistance.  Your compliance with this Policy is of the utmost importance both for you and Cocrystal.  If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from our General Counsel.  Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Cocrystal maintains a hotline for employees to use in reporting any violations or concerns regarding the action of any employee, officer or director.

ETHICS HOTLINE POLICY

SCOPE:

This policy applies to all Cocrystal employees worldwide, including part time, temporary and contract employees.

PURPOSE:

Cocrystal is committed to the highest possible standards of ethical, moral and legal business conduct. In conjunction with this commitment and Cocrystal’s commitment to open communication, this policy aims to provide an avenue for employees to raise concerns and reassurance that they will be protected from reprisals or victimization for whistleblowing in good faith.  However, if an employee feels that their anonymity is not required then they should follow our existing grievance procedure.

POLICY:

The whistleblowing policy is intended to cover serious concerns that could have a large impact on Cocrystal, such as actions that:

• May lead to incorrect financial reporting;
• Are unlawful;
• Are not in line with company policy, including the Code of Business Conduct; or
• Otherwise amount to serious improper conduct.

Regular business matters that that do not require anonymity should be directed to the employee’s supervisor and are not addressed by this policy.

SAFEGUARDS:

Harassment or Victimization.

Harassment or victimization of individuals submitting hotline reports will not be tolerated.

Confidentiality.

Every effort will be made to protect the reporter’s identity by our hotline vendor.  Please note that the information provided in a hotline report may be the basis of an internal and/or external investigation by our company into the issue being reported. It is possible that as a result of the information provided in a report the reporter’s identity may become known to us during the course of our investigation.

Anonymous Allegations.

The policy allows employees to remain anonymous at their option.  Concerns expressed anonymously will be investigated, but consideration will be given to:

•	The seriousness of the issue raised;

•	The credibility of the concern; and

•	The likelihood of confirming the allegation from attributable sources.

Malicious Allegations.

Malicious allegations may result in disciplinary action.